Global Markets & Investment Banking 4 World Financial Center - 5th Floor New York, New York 10080 212-449-6500
October 2, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MAP Pharmaceuticals, Inc.
Registration Statement No. 333-143823

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. EDT on October 4, 2007, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated September 20, 2007.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	5,605
Dealers	32
Individuals & Corporations	1,189
MLPF&S Inc. Branch Offices	2,833

	9,680	Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MORGAN STANLEY & CO. INCORPORATED
DEUTSCHE BANK SECURITIES INC.
As Representatives

BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory